

July 11, 2018

Douglas G. Boessen
Chief Financial Officer
Garmin Ltd.
Mühlentalstrasse 2
8200 Schaffhausen
Switzerland

Re: Garmin Ltd.
Form 10-K for the Fiscal Year Ended December 30, 2017
Filed February 21, 2018
File No. 000-31983

Dear Mr. Boessen:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 30, 2017

6. Income Taxes, page 82

1.   Please provide further details on the nature of the February 2017 tax election that resulted in a $180 million tax benefit during the year. Your response should clarify the election you took during 2017, including any applicable tax rates, and further information on the alignment of Swiss corporate tax positions with evolving international tax initiatives.

2.   We refer to the table on page 83. Please explain the reason for the significant increase in the deferred tax asset related to amortization from fiscal 2016 to fiscal 2017.

Schedule II - Valuation and Qualifying Accounts, page 105

3.	We note your adjustment to the allowance for doubtful accounts during 2017 of $11.5 million represented approximately 79% of the beginning balance of the allowance. In this regard, when you have material changes in your allowance accounts, please revise Schedule II to include footnote disclosure concerning the reasons for the significant variances.

	In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

	You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 with any questions.

Division of Corporation Finance
Office of Transportation and Leisure